                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D/A
                                  (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                                  ICHOR CORPORATION

-----------------------------------------------------------------------------
                                  (Name of Issuer)

                           Common Stock, $0.01 Par Value

-----------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    693286 10 6

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                                   (CUSIP Number)

        Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                             Telephone (41 22) 818 2999

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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                 December 29, 1999

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           (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [  ].


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                                                          Page 2 of 7 Pages


CUSIP No.     693286 10 6
              -----------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

      MFC Merchant Bank S.A.
     ------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  -----------------------------------------------------------

4)   Source of Funds
                     --------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ------------------------------------------------------------------------

6)   Citizenship or Place of Organization     Switzerland
                                          -----------------------------------

     Number of             (7)  Sole Voting Power     0
     Shares Bene-                                 ---------------------------
     ficially              (8)  Shared Voting Power     970,320
     Owned by                                       -------------------------
     Each Reporting        (9)  Sole Dispositive Power        0
     Person                                            ----------------------
     With                  (10) Shared Dispositive Power     970,320
                                                         --------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   970,320
                                                                   ----------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     19.7%
                                                         --------------------

14)  Type of Reporting Person           CO
                              -----------------------------------------------


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                                                          Page 3 of 7 Pages


CUSIP No.     693286 10 6
          ---------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

      MFC Bancorp Ltd.
     -----------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  -----------------------------------------------------------

4)   Source of Funds
                     --------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ------------------------------------------------------------------------

6)   Citizenship or Place of Organization     Yukon Territory, Canada
                                          -----------------------------------

     Number of           (7)  Sole Voting Power     0
     Shares Bene-                               -----------------------------
     ficially            (8)  Shared Voting Power     2,929,951*
     Owned by                                     ---------------------------
     Each Reporting      (9)  Sole Dispositive Power        0
     Person                                          ------------------------
     With                (10) Shared Dispositive Power     2,929,951*
                                                       ----------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,929,951*
                                                                   ----------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     42.6%*
                                                        ---------------------

14)  Type of Reporting Person           CO
                              -----------------------------------------------
---------------------------
*Assuming the conversion of 402,500 shares of preferred stock, series 1 of ICHOR Corporation and 97,206 shares of preferred stock, series 2 of ICHOR Corporation, based on a conversion price as at December 28, 1999 of $2.55.

                                                          Page 4 of 7 Pages


ITEM 1.   SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR Corporation ("ICHOR"), a Delaware corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Merchant Bank S.A. ("Merchant Bank"). Merchant Bank is organized under the laws of Switzerland, operates in the banking and financial services business and has a principal business and office address at Route de Malagnon, 53, 1211 Geneva 17, Switzerland. Merchant Bank is a wholly-owned subsidiary of MFC Bancorp Ltd. ("MFC"), which is organized under the laws of the Yukon Territory, Canada, operates in the financial services business and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of Merchant Bank and MFC.



=============================================================================
NAME                RESIDENCE OR              PRINCIPAL
                    BUSINESS ADDRESS          OCCUPATION       CITIZENSHIP
=============================================================================


Jimmy S.H. Lee      Route de Malagnon, 53,    Trustee, Pres-   Canadian
                    1211 Geneva 17,           ident and
                    Switzerland               Chief Executive
                                              Officer of Mercer
                                              International Inc.
-----------------------------------------------------------------------------

Claudio Morandi     Route de Malagnon, 53,    Banker           Swiss
                    1211 Geneva 17,
                    Switzerland
-----------------------------------------------------------------------------

Max Huber           Route de Malagnon, 53,    Independent      Swiss
                    1211 Geneva 17,           Consultant
                    Switzerland
-----------------------------------------------------------------------------

Fritz Graf          Route de Malagnon, 53,    Independent      Swiss
                    1211 Geneva 17,           Consultant
                    Switzerland
-----------------------------------------------------------------------------

Hans-Rudolf Steiner Route de Malagnon, 53,    Attorney-at-Law  Swiss
                    1211 Geneva 17,
                    Switzerland
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Michael J. Smith    6 Rue Charles-Bonnet,     Director, Pres-  British
                    1206 Geneva,              ident and Chief
                    Switzerland               Executive Officer
                                              of MFC
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Roy Zanatta         Suite 1250, 400           Director and     Canadian
                    Burrard Street,           Secretary of
                    Vancouver, British        MFC
                    Columbia, Canada,
                    V6C 3A6
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Sok Chu Kim         1071-59 Namhyun-Dong,     Director of      Korean
                    Gwanak-Kn, Seoul,         Korea
                    Korea                     Liberalization
                                              Fund Ltd.
-----------------------------------------------------------------------------

Julius Mallin       256 Jarvis Street,        Retired          Canadian
                    Apt. 8D, Toronto,         Businessman
                    Ontario, Canada,
                    M5B 2J4
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Oq-Hyun Chin        3,4 Floor, Kyung          Business Advisor, Korean
                    Am Bldg., 831028          The Art Group
                    Yeoksam-Dong,             Architects &
                    Kangnam-Ku, Seoul,        Engineers Ltd.
                    Korea
=============================================================================


                                                          Page 5 of 7 Pages


During the last five years, neither Merchant Bank nor MFC has been, nor to the knowledge of Merchant Bank or MFC, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Merchant Bank disposed of an aggregate of 2,600,000 shares of common stock of ICHOR for aggregate proceeds of $8,060,000.

ITEM 4.   PURPOSE OF TRANSACTION.

At this time, neither Merchant Bank or MFC, nor, to the knowledge of Merchant Bank or MFC, any of their directors or executive officers, have the intention of acquiring additional shares of ICHOR, although Merchant Bank and MFC reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither Merchant Bank or MFC, nor, to the knowledge of Merchant Bank or MFC, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A filed by, among others, Merchant Bank dated January 4, 1999, Merchant Bank was the beneficial holder of 3,570,320 shares of common stock of ICHOR. On December 29, 1999, Merchant Bank completed the sale of an aggregate of 2,600,000 shares of common stock of ICHOR at a purchase price of $3.10 per share. As a result, Merchant Bank beneficially holds and has the shared power to direct the vote and disposition of an aggregate of 970,320 shares of common stock of ICHOR, which represents approximately 19.7% of ICHOR's issued and outstanding shares of common stock. These 970,320 shares of common stock of ICHOR were purchased pursuant to the terms of share purchase agreements between Merchant Bank and each of Logan International Corp. ("Logan") and Drummond Financial Corporation ("Drummond") dated January 4, 1999 (collectively, the "Purchase Agreements"). Merchant Bank has agreed to sell such shares on or before December 31, 2003 and pay 94% of the proceeds therefrom to Logan and Drummond, respectively.

As disclosed in the Schedule 13D/A filed by, among others, MFC dated December 9, 1999, MFC was the indirect beneficial holder of 3,570,320 shares of common stock of ICHOR, 402,500 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 1 (the "Series 1 Preferred Stock") of ICHOR and 97,206 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 2 (the "Series 2 Preferred Stock") of ICHOR. The Series 1 Preferred Stock and the Series 2 Preferred Stock have a conversion price equal to 90% of the 20-day average closing trading price

                                                          Page 6 of 7 Pages


of the shares of common stock of ICHOR on the stock exchange or quotation system through which the largest number of shares of common stock traded during the period immediately preceding the date that notice of conversion is delivered to ICHOR. For the purposes of this Schedule 13D/A, the conversion price and amount of underlying common stock relating to the Series 1 Preferred Stock and the Series 2 Preferred Stock have been calculated using the 20-day average closing trading price on December 28, 1999, which was approximately $2.83. As a result of the disposition of shares by Merchant Bank, MFC beneficially holds and has the shared power to direct the vote and disposition of a total of 2,929,951 shares of common stock of ICHOR, which represents approximately 42.6% of ICHOR's issued and outstanding shares of common stock, assuming the conversion of the 402,500 shares of Series 1 Preferred Stock into an aggregate of 1,578,431 shares of common stock of ICHOR and the conversion of the 97,206 shares of Series 2 Preferred Stock into an aggregate of 381,200 shares of common stock of ICHOR, at a conversion price of approximately $2.55 per share.

To the knowledge of Merchant Bank and MFC, none of their directors or executive officers have the power to vote or dispose of any shares of common stock of ICHOR, nor did Merchant Bank, MFC or their directors and executive officers effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A filed by, among others, Merchant Bank dated January 4, 1999, pursuant to the Purchase Agreements, Merchant Bank has agreed to sell its shares of common stock of ICHOR on or before December 31, 2003 and pay 94% of the proceeds therefrom to Logan and Drummond, respectively.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit Number      Description
   --------------      -----------

         1             Joint Filing Agreement between MFC Merchant Bank, S.A.
                       and MFC Bancorp Ltd. dated December 29, 1999.

         2 Share Purchase Agreement between MFC Merchant Bank S.A. and Logan International Corp. dated January 4, 1999. Incorporated by reference to the Schedule 13D/A relating to ICHOR Corporation dated January 4, 1999.

         3 Share Purchase Agreement between MFC Merchant Bank S.A. and Drummond Financial Corporation dated January 4, 1999. Incorporated by reference to the Schedule 13D/A relating to ICHOR Corporation dated January 4, 1999.


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                                                          Page 7 of 7 Pages


                                SIGNATURE
                                ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               December 29, 1999
                                       ----------------------------------
                                                     (Date)

                                            MFC MERCHANT BANK S.A.

                                         By:  /s/ Claudio Morandi
                                       ----------------------------------
                                                   (Signature)

                                       Claudio Morandi, Managing Director
                                        --------------------------------
                                                (Name and Title)



                                               December 29, 1999
                                        --------------------------------
                                                     (Date)

                                                MFC BANCORP LTD.

                                          By:  /s/ Michael J. Smith
                                        --------------------------------
                                                   (Signature)

                                           Michael J. Smith, President
                                        ---------------------------------
                                                 (Name and Title)